Mail Stop 0407

      							July 25, 2005


Mr. Dirk Sodestrom
Chief Financial Officer
Westaff, Inc.
298 North Wiget Lane
Walnut Creek, CA  94598-2453

	Re:	Westaff, Inc.
      Form 10-K for Fiscal Year Ended October 30, 2004
		Filed January 28, 2005

		Forms 10-Q for Fiscal Quarter Ended April 16, 2005
		File No. 0-24990

Dear Mr. Sodestrom:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended October 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

1. We note your use of the term "constant currency" in your discussion of revenue. This appears to be a non-GAAP measure. Accordingly, since it appears that you present this as an operating performance measure, it is generally not appropriate to exclude the effects of foreign currency translation gains as they are or could be recurring in nature. Revise future filings to delete the use of "constant currency." Please refer to Item 10 of Regulation S-K and
Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Notes to Consolidated Financial Statements, page F-6

Note 2.  Summary of Significant Accounting Policies, page F-6

Revenue Recognition

2. In future filings expand your accounting policy to address your revenue recognition policy for services provided from your company-owned operations. Clearly indicate if revenue is presented on a gross or net basis is accordance with EITF 99-19 and why.

3. Your basis for presenting franchise revenue and related cost of sales on a gross basis in accordance with EITF 99-19 is not clear. Please tell us about your franchise operations, providing enough information to allow us to understand why you believe it is appropriate to recognize revenue and related costs from these operations on a gross basis.

4. We note that you recognize "franchise agent`s share of gross profit" below gross profit. Please tell us in more detail what this charge represents and why you do not consider this distribution to be a cost of service.

5. It is not clear what payrolling services are, as disclosed on page
4. Please explain and, if material, tell us if you present revenue associated with these services on a gross or net basis in accordance with EITF 99-19 and why.


Note 5.  Goodwill, page F-9

6. Addressing paragraphs 30 and 31 of SFAS No. 142, tell us how you determined the reporting units used to perform your goodwill impairment test and tell us what those reporting units are.

7. Revise to disclose the information required by paragraph 45(c) of
SFAS No. 142.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


								Sincerely,


								/s/ Larry Spirgel
								Assistant Director
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Mr. Dirk Sodestrom
Westaff, Inc.
July 25, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549